U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A

                                 Amendment No. 5

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
           Under Section 12(b) Or 12(g) Of The Securities Act Of 1934


                           NewCom International Inc.,
                   (formerly Phileo Management Company, Inc.)
-------------------------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

    Nevada                                                         88-0320439
--------------------------------                          --------------------
(State or Other Jurisdictions                                (I.R.S. Employer
of Incorporation or Organization)                           Identification No.)

515 West Pender Street, Vancouver, British Columbia                V6B 6H5
-----------------------------------------------------       -------------------
    (Address of Principal Executive Offices)                      (Zip Code)

                                 (604) 681-5678
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                (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Act:    None

Securities to be registered under Section 12(g) of the Act:

                          Common Stock, par value$.001
                          ----------------------------
                                (Title of Class)

                              INFORMATION STATEMENT

                            NEWCOM INTERNATIONAL INC.
                          COMMON STOCK, PAR VALUE $.001


NewCom is voluntarily filing its registration statement on Form 10-SB to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning NewCom. In addition, management believes that this may make NewCom more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing its registration statement, NewCom is obligated to file with the Securities and Exchange Commission ("SEC") certain interim and periodic reports including an annual report containing audited financial statements. NewCom intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.




    The date of this Information Statement is November 14, 2001

                                     PART I

ITEM 1.     DESCRIPTION OF BUSINESS.

Business Development

NewCom International Inc. ("NewCom") was incorporated in Nevada on September 12, 1996 under the name AgriNet, Incorporated. On October 24, 1996, AgriNet, Incorporated amended its Articles of Incorporation to change its name to Phileo Management Company, Inc. On April 19, 2000 the Articles of Incorporation were amended to change the name to NewCom International Inc. Since its incorporation, NewCom has not conducted any significant operations.

Business of Issuer

NewCom's activities to date have focused on incorporation and the identification of potential operating opportunities or acquisition targets. NewCom has not yet commenced principal operations or earned revenues. Because NewCom is a blank-check company with virtually no assets or revenues, it is the view of the office of Small Business of the Securities and Exchange Commission that, both before and after a business combination or transaction with an operating entity or other person, the promoters or affiliates of NewCom, as well as their transferees, are "underwriters" of the securities issued. Accordingly, the Office of Small Business is of the view that the securities involved, can only be resold through registration under the Securities Act unless there is an applicable exemption. Rule 144 would not be available for resale transactions in this situation.

On January 30, 1999, NewCom entered into an agreement to acquire certain assets, consisting of 66% interest of a joint venture in a fibre-optic cable network in China, for $60 million from the shareholders of Guangzhou South China Fibre-Optic Network Engineering Co. Ltd. ("SCFC"). The consideration consisted of 42 million shares of NewCom's common stock and 18 million shares of NewCom's preferred stock. In the third quarter of 2000, after encountering difficulties in the due diligence process, NewCom ceased its negotiations with SCFC.

Management of NewCom will attempt to become active and seek potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. NewCom is considered a blank-check company, and due to its status as a "shell" corporation, its principal business purpose is to locate and consummate a merger or acquisition with a private entity. No representation is made or intended that NewCom will be able to carry out its activities profitably.

In October 1999, NewCom entered into an Advisory and Management Agreement (the "Advisory Agreement") with NuVen Advisors Limited Partnership ("NuVen" or the "Advisor"). NuVen is primarily an advisory company with interests in companies under management and is not a broker dealer. The Advisory Agreement was assigned to NewBridge Capital, Inc.("NewBridge or Advisor") in April 2000. As part of the Agreement, NewBridge is to attempt to seek potential operating businesses and business opportunities with the intent to acquire or merge with such businesses with NewCom. As of this date, these attempts have been unsuccessful.

NewCom is voluntarily filing its registration statement on Form 10-SB to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934 could provide a prospective merger or acquisition candidate with additional information concerning NewCom. In addition, management believes that this may make NewCom more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing its registration statement, NewCom is obligated to file with the SEC certain interim and periodic reports including an annual report containing audited financial statements. NewCom intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act. In the event NewCom completes the acquisition of any target acquisition or merger candidate, the candidate may become subject to the same reporting requirements as NewCom upon consummation of the business combination. The resulting combined business must provide audited financial statements for at least the two most recent fiscal years, and in the event that the target acquisition or merger candidate has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate. Since many private companies do not have audited financial statements, obtaining them could be expensive and time consuming and thus, delay or terminate the merger or acquisition process.

Source of Business Opportunities

NewCom intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. NewCom may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence or development. Management cannot predict at this time the status or nature of any venture in which NewCom may participate. The most likely scenario for a possible business arrangement would involve the acquisition of or merger with an operating business which does not need additional capital, but which merely desires to establish a public trading market for its shares.

On October 6, 1999, NewCom entered into a note payable with David Lo, President of NewCom, in exchange for advances made to NewCom. The note, for the sum of $62,449, accrues interest at the rate of 9.0% per annum, expired August 13, 2001 and is due on demand. As of June 30, 2001, this note had accrued interest in the amount of $9,105. There are no other oral or written agreements or understandings in regards to loans by or for NewCom with its officers, directors, affiliates or lending institutions. Currently, NewCom is not financially able to make loans, but in the future, will determine whether to lend funds based on, but not limited to, financial status, ability to repay, and the effect on the business and operations of the company.

Evaluation Criteria

Once NewCom has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether an acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analyses of potential business opportunities. However, because of NewCom's lack of capital, it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. Further, no member of management is a professional business analyst and management will rely on its own business judgment in formulating the types of businesses that NewCom may acquire. It is quite possible that management will not have any business experience or expertise in the type of business engaged in by any potential acquisition or merger candidate.

In evaluating such potential business opportunities, NewCom will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to NewCom and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity. Because NewCom has not located or identified any specific business opportunity to date, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to NewCom may involve new and untested products, processes or market strategies, which may not ultimately prove successful.

Presently, there are no merger candidates. There is always the potential for a promoter, management, or affiliate to present a merger candidate to NewCom. Corporate policy does not preclude related party transactions. However, if a promoter, management or an affiliate of NewCom directly or indirectly held an ownership interest in a merger candidate, the merger decision would exclude those with ownership interests due to the inherent conflicts of interest. Further, any remuneration due to promoters, management or affiliates as a result of a merger or acquisition transaction would undergo review by disinterested management for its fairness in light of all the circumstances surrounding the transaction.

Finder's fees or other acquisition related compensation may be paid to officers, directors, promoters or their affiliates in connection with their identification of a suitable merger candidate. Presently, there are no agreements with officers, directors, promoters or their affiliates that include finder's fees or other acquisition related compensation. The Agreement with NewBridge provides for a merger fee to be paid in the event the Advisor is successful in finding a merger candidate for NewCom. It is unlikely that another person or entity would receive a finder's fee due to the Advisor's role in seeking merger candidates. However, a finder's fee to be paid to other persons or entities would be addressed at the time negotiations begin with the merger candidate. The finder's fee could be a factor in negotiations and whether a merger takes place. Management has not set any limits on finder's fees other than what is considered normal and reasonable under the circumstances. The finder's fee could be paid in cash, securities or a combination thereof.

In the event that a merger is consummated, it is likely that there will be a change in control, both as to ownership and management. Management reserves the right to negotiate the change of control issue; however, under Nevada law, management must seek shareholder approval if change of control is a condition to the transaction.

Presently, NewCom cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which NewCom participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of NewCom and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. NewCom may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, NewCom does not intend to participate in opportunities through the purchase of minority stock positions. In any acquisition where NewCom uses its stock to pay for the acquisition, current shareholders' interests would be diluted.

Further, stockholders of NewCom may not have the opportunity to approve or consent to any particular merger or stock buy-out transaction. NewCom's business plan entails seeking potential operating businesses and opportunities with the intent to acquire or merge with such businesses or opportunities. Under Nevada Revised Statutes and NewCom's Articles of Incorporation and By-Laws, to effect these acquisitions, the Board of Directors has the ability to issue authorized, unissued shares of common stock in excess of par value without the consent of the shareholders. However, in the event that NewCom becomes listed on a national stock exchange such as the American Stock Exchange, the Nasdaq Small Cap Market or the OTC Bulletin Board, NewCom may be required to obtain shareholder consent to effect these transactions. There are no arrangements, agreements or understandings between non- management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of NewCom's affairs.

Competition

Because it has yet to commence operations, NewCom is currently unable to evaluate the type and extent of its likely competition. NewCom is aware that there are numerous other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. NewCom will be in direct competition with these other public companies in its search for business opportunities and, due to NewCom's lack of funds, it may be difficult to successfully compete with these other companies. Also, there is no way for NewCom to distinguish itself from other companies in a similar position.

Financing

Currently, NewCom is not able to obtain a loan by traditional methods because of its financial status and lack of operations. There are no payments due or owed to promoters, management or their affiliates and associates. In the event that NewCom obtains a loan from promoters, management, or affiliates, the terms and the conditions of these loans must provide for repayment only after NewCom satisfies all other financial obligations and the financial health of NewCom would not be affected. NewCom has no plans to enter into loan agreements with promoters, management or their affiliates and associates or to make any other payments to promoters, management or their affiliates and associates.

Other Information

As of this date, NewCom has one employee and until such time as NewCom's business warrants the expense, or until NewCom successfully acquires the joint venture interest or merges with an operating business, there is no need for additional employees. No remuneration has been paid to date.

NewCom's office is located at 515 West Pender Street, Vancouver, British Columbia V6B 6H5. NewCom leases space from an unaffiliated company, Westec Venture Group, Inc. NewCom pays a monthly rental fee of $1,000.

NewCom will voluntarily send an annual report, including audited financial statements, to its security holders.

NewCom will file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC). The public may read and copy the materials NewCom files with the SEC at the SEC's Public Reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the website is http://www.sec.gov.

ITEM  2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Plan of Operation

NewCom was formed on September 12, 1996 under the name AgriNet, Incorporated on October 26, 1996, AgriNet amended the Articles of Incorporation to change the name to Phileo Management Company, Inc. On April 19, 2000, the Articles of Incorporation were once again amended to change the name to NewCom International Inc. Since its incorporation, NewCom has not conducted any significant operations.

NewCom's activities to date have focused on incorporation activities and the identification of potential operating opportunities or acquisitions targets. Since NewCom has not yet commenced any principal operations and has not yet earned revenues, NewCom is considered to be a blank-check company. The plan of operation over the next twelve (12) months is to identify and successfully enter into suitable joint venture agreements or other business combinations.

In October 1999, NewCom entered into an Advisory and Management Agreement with NuVen. NuVen is primarily an advisory company with interests in companies under management and is not a broker dealer. The Advisory Agreement was assigned to NewBridge in April 2000. As part of the Agreement, NewBridge is to attempt to seek potential operating businesses and business opportunities with the intent to acquire or merge with such businesses with NewCom. As of this date, these attempts have been unsuccessful. See Item 7 "Certain Relationships and Related Transactions" for further discussion.

During 1999, NewCom had entered into an agreement to acquire certain assets of a Joint Venture in a fibre-optic cable network in China. In connection with the acquisition, NewCom paid a $461,000 finders fee to an unrelated third party, Dragon King Investment Services Ltd. ("Dragon King"). As the acquisition encountered difficulties in the due diligence process it was subsequently abandoned by NewCom. The fee paid was charged to operations in the third quarter of 2000. See fee agreement previously filed as Exhibit 10.3 to the Form 10SB. Dragon King is primarily an investment company with its assets principally being real estate holdings in the Peoples Republic of China and Hong Kong and is not a broker dealer.

Results of Operations

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999
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To date, NewCom has had no revenues. NewCom has incurred expenses totaling $192,315 and $374,770 in 2000 and 1999, respectively, consisting primarily of consulting services. In 2000, a portion of the consulting services expense related to filing of a Form 10-SB with the Securities and Exchange Commission and in 1999 a portion of the consulting services expense consisted of $233,000 relating to the fair value of stock options granted to NuVen. The consulting fees were incurred to NuVen for management, financial advisory, and strategic planning services. General and administrative expenses consist of rent, travel, and professional services. In 1998, management and consulting expenses amounting to $50,000 consisted of fees paid to a promoter. The promoter was Blake Street Securities LLC ("Blake Street") of Denver, Colorado. Blake Street was engaged after formation of the Company to attempt a private placement of $40,000,000 for the proposed Joint Venture in a fibre-optic cable network in China.

Six  Months Ended June 30, 2001 Compared to Six Months Ended June 30, 2000
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NewCom had no revenues for the six months ended June 30, 2001 or 2000.

NewCom's total general and administrative expenses were $43,991 for the six months ended June 30, 2001, as compared to $138,109 for the same period last year. The change is primarily attributable to consulting and legal fees incurred in connection with the preparation and filing of its Form 10-SB with the Securities and Exchange Commission

Liquidity and Capital Resources, Going Concern

NewCom has not commenced significant operations, and has limited liquid resources. Such matters raise substantial doubt about NewCom's ability to continue as a going concern. Our auditors have included an explanatory paragraph which states there is substantial doubt about the Company's ability to continue as a going concern. NewCom expects to be able to meet all of its cash requirements for the next 12 months by limiting its expenses and collecting on its notes receivables. The Company also has a prepayment of expenses at June 30, 2001 totaling $54,335 towards auditing and accounting services, advisory, professional and legal fees.

In September 1999, NewCom entered into an agreement with an unaffiliated company to acquire an 8%, note receivable of an unrelated party with a face value of $500,000, originally due March 1, 1999 for $472,000 cash. The note was secured by 500,000 shares of common stock of Oasis Resorts International, Inc. The issuer of the note subsequently filed for bankruptcy. NewCom entered into an agreement with NewBridge in November 1999 to exchanged the note for $472,000 in receivables due from nine (9) unrelated corporations and individuals. Additionally, NewBridge and NewCom agreed to cross guarantees whereby NewBridge has agreed to guarantee that NewCom will collect a minimum of $472,000 on the substituted receivables or from liquidation of the collateral. During fiscal 2000, the Company collected $260,557 of the original $472,000 balance. The Company accrued interest of $5,786 and wrote-off as uncollectible $1,884. The balance due at December 31, 2000 was $215,345. During the six months ended June 30, 2001, the Company accrued $2,292 in interest and wrote-off as uncollectible $15,275. The balance at June 30, 2001 was $202,362 from unrelated companies and individuals. Management is currently evaluating the realizability of these receivables, largely based on the ability of NewBridge to satisfy its obligation to guarantee the receivables. NewBridge currently lacks sufficient liquid assets to satisfy these notes. The Company may, therefore, be required to accept in-kind consideration to satisfy the Company's receivables.

NewCom does not expect it will be necessary to borrow funds or to raise funds through a equity or debt offering to conduct its current operations for at least the next twelve (12) months. The Company continues to seek investments in entities which increase shareholder value. In the interim, NewCom will continue operating with minimal overhead, and key administrative and management functions which will be provided by consultants. Accordingly, the financial statements have been presented under the assumption NewCom will continue as a going concern. No adjustments have been made to the financial statements as a result of this uncertainty.

ITEM 3.     DESCRIPTION OF PROPERTY.

Although NewCom does not own or control any material property, NewCom will maintain its business address at 515 West Pender Street; Vancouver, British Columbia V6B 6H5. NewCom currently subleases these offices from an unaffiliated company, Westec Venture Group, Inc. NewCom pays a monthly rental fee of $1,000.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
            MANAGEMENT.

Currently, no Directors or Officers own any stock in NewCom and there are no shareholders who own directly or indirectly five percent (5%) or more of the outstanding common stock.

 ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
             CONTROL PERSONS.

Identification of Directors and Executive Officers

NewCom, pursuant to its Bylaws, is authorized to maintain a three to five (3-5) member Board of Directors and executive officers as needed. The directors and officers for fiscal 1999 are as follows:


                         Position
       Name           Held with NewCom      Age         Dates of Service
------------------  --------------------    ---   -----------------------------

David Lo            President, Director     54    September 21, 1999 to Present

Mohan Datwani       Secretary, Director     33    March 15, 2000 to Present

Xu Han              Director                37    March 15, 2000 to Present


All directors of NewCom hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Vacancies in the Board of Directors are filled by the remaining members of the Board until the next annual meeting of shareholders. The officers of NewCom are elected by the Board of Directors at its first meeting after each annual meeting of NewCom's shareholders and serve at the discretion of the Board of Directors or until their earlier resignation or death.

Business Experience

The following is a brief account of the business experience during the past five years of each director, director nominee and executive officer of NewCom, including principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupation and employment were carried on.

David Lo.

Mr. David Lo has served as Director and President of NewCom since September 21, 1999. David Lo has twelve (12) years of experience as an accountant. Mr. Lo has been a Director of Empire Supermarket Ltd. in Richmond, British Columbia since mid 1999 and has been the owner of David Lo Accounting & Management, Inc. since 1986. Previous work experience includes Manager of Oceanic Sportswear, Ltd. from 1977 to 1986 and Assistant Manager of Les Deax Fabricants Ltd. from 1972 to 1977.

Mohan Datwani

Mr. Mohan Datwani, age 33, recently was appointed Director of NewCom on March 15, 2000 and was elected as Director by a majority vote of the shareholders of the outstanding stock on March 31, 2000. Mr. Datwani, an attorney, resides in Hong Kong and is a British citizen. Mr. Datwani received his Bachelor of Laws (LL.B.) from the University of Hong Kong in 1988 and his Masters of Laws from the the University of Hong Kong in 1993. Mr. Datwani is licensed to practice as a Solicitor of Hong Kong SAR since 1991 and admitted as a Solicitor of England and Wales in 1994. Mr. Datwani has extensive experience as a banking finance lawyer and has worked on many banking and commercial transactions involving the People's Republic of China, including infrastructure financing.

Mr. Datwani is a founding partner of a large Hong Kong law firm, Koo and Partners and has been with the firm since 1996. Currently, there are 200 employees and numerous clients, which include various banks and financial institutions in Hong Kong and the People's Republic of China.

Xu Han

Mr. Xu Han, age 37, was appointed Director of NewCom in March 15, 2000 and was elected as Director by a majority vote of the shareholders of the outstanding stock on March 31, 2000. Mr. Han is in business and resides in the People's Republic of China, but travels extensively. Mr. Han graduated from the University of Beijing with a major in Science in 1986; he has furthered his study in the US and was formerly a senior officer in the China National Science Committee from 1991 to 1996. Mr. Han has been Executive Director and Vice President of the China Success Group Corporation, a China-owned enterprise, since 1996. The China Success Group Corporation has diverse investments in insurance, transport network, information infrastructure, industrial and trading, property development, tourism and leisure, and education.

Current directors and executive officers of NewCom have no present or future plans to serve in a similar capacity with an organization similar to NewCom. Each director and executive officer currently spends approximately 5 to 10 hours per month on NewCom business.

Management, promoters, and affiliates may receive securities for services rendered to NewCom, generally without shareholder approval or notice. Presently, there are no plans to issue any authorized, but unissued stock to these individuals or entities.

Involvement in Certain Legal Proceedings.

During the past five years, no director or officer of NewCom has:

(1) Filed or has filed against him a petition under the federal bankruptcy laws or any state insolvency law, nor has a receiver, fiscal agent or similar officer been appointed by a court for the business or property of such person, or any partnership in which he was a general partner, or any corporation or business association of which he was an executive officer at or within two years before such filings;

(2)   Been convicted in a criminal proceeding;

(3) Been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining such person from, or otherwise limiting his involvement in any type of business, securities or banking activities;

(4) Been found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission ("FTC") to have violated any federal or state securities or commodities law, which judgment has not been reversed, suspended, or vacated.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires NewCom's directors and officers and persons who own more than 10 percent of NewCom's equity securities, to file reports of ownership and changes in ownership with the SEC. Directors, officers and greater than ten-percent shareholders are required by SEC regulation to furnish NewCom with copies of all
Section 16(a) reports filed.

Based solely on its review of the copies of the reports it received from persons required to file, NewCom believes that during fiscal 2000, all filing requirements applicable to its officers, directors and greater than ten-percent shareholders were complied with.

ITEM 6.   EXECUTIVE COMPENSATION.

The following table sets forth all compensation awarded to, earned by or paid by NewCom to the named directors and executive officers of NewCom for their services.

Summary Compensation Table

Name                            Salary          Bonus     Long-Term Compensation

David Lo, President,
Director
1999                            $0              None      None
2000                            $0              None      None
Mohan Datwani,
Secretary, Director
2000                            $0              None      None
Xu Han, Director
2000                            $0              None      None

Since NewCom's inception the directors and executive officers have served without compensation and are expected to serve without compensation for the next 12 months. As such, there is no standard arrangement for the compensation of directors, including any additional amounts for committee participation or special assignments.

There have been no shares of common stock issued or stock options or warrants granted to any directors or executive officers since NewCom's inception.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Effective October 1, 1999, NewCom entered into an Advisory and Management Agreement (the "Advisory Agreement") with NuVen. NuVen is primarily an advisory company with interests in companies under management and is not a broker dealer. The Advisory Agreement was assigned to NewBridge Capital, Inc.("NewBridge or Advisor") in April 2000. Other than acting as an advisor, there is no relationship between the Company and either NuVen or NewBridge. Pursuant to the terms of the Advisory Agreement, NewCom is required to pay $3,500 per month, plus expenses, in exchange for assistance in the formulation of possible acquisition strategies, and the management of financial and general and administrative matters. In addition, NewCom is required to pay a fee equal to 10% of the asset value or investment made in NewCom resulting from Advisor's efforts, and a transaction fee (as defined) equal to 5% of the proceeds received by NewCom in connection with a sale of its assets. NewBridge only earns the 10% Merger Fee as a result of its introduction of business opportunities to the Company. It is unlikely that another person or entity would receive a finder's fee due to the Advisor's role in seeking merger candidates and it has been retained to manage the Company's assets and day-to- day operations. In summary, the Advisory Agreement provides for (i) an Advisory Fee of $3,500 per month, (ii) a Merger Fee of 10% of the transaction value when NewCom completes a merger, acquisition or otherwise obtains an equity interest or interest as a creditor resulting from an introduction, and (iii) a Transaction Fee of 5% of the net proceeds received by NewCom from a sale of its assets. The Advisory Agreement has an initial term of five years, but shall be automatically extended on an annual basis, unless terminated by either party.

In addition, under the Advisory Agreement, NuVen was granted a fully vested option to purchase 500,000 shares of NewCom's common stock at $0.50 per share. Using the Black-Sholes model to value these options, using a volatility of 50%, an expected term of 5 years and a risk-free interest rate of 6.0%, NewCom valued these options at $233,000. Since these options are fully vested, such value was charged to operations for the year ended December 31, 1999. Therefore, as a result of the assignment of the Advisory agreement, Nuven's only involvement with the registrant is as the holder of an option to purchase 500,000 shares at $.50 per share. NewCom had $10,500 due under the Advisory Agreement to NuVen as of December 31, 1999. Such amounts do not bear interest, are uncollateralized and have no stated repayment terms and were later assigned to NewBridge with the Advisory Agreement.

NewBridge, a Nevada corporation (OTC:BB "NBRG") is both an advisory and management firm and development stage investor, providing management, financing and merger opportunities to the entertainment, food service and communications industries. NewBridge is not registered as a broker- dealer. The payment of securities commissions and other fees that are contingent upon securities transactions to an entity that is not registered as a broker-dealer may be inconsistent with the registration provisions of section 15(a) of the Securities Exchange Act of 1934. If NewBridge should have registered as a broker-dealer due to its activities, the Company may be in a position to terminate its relationship with NewBridge due to their failure to register.

In May 2000, the Company paid NewBridge $258,000, of which $75,000 was for services rendered in preparation of its Form 10-SB and amendments with the Securities and Exchange Commission, among other services, and amounts due from NuVen and Newbridge totaling $82,200 for advisory fees and out of pocket expenses. Of such amount paid to Newbridge, $100,800 was accounted for as a prepaid expense at December 31, 2000 to be used for future fees and expenses. Management expects services to be rendered by December 31, 2001.

On September 1, 1999, NewCom entered into an agreement with an unaffiliated company, NuOasis International, Inc. ("NUOI"), which is a wholly-owned subsidiary of NuOasis Resorts, Inc. ("NuOasis") to acquire an 8%, note receivable of an unrelated party with a face value of $500,000, originally due March 1, 1999 for $472,000 cash. The note was secured by 500,000 shares of common stock of Oasis Resorts International, Inc. The issuer of the note subsequently filed for bankruptcy. NewCom entered into an agreement with NewBridge Capital, Inc. ("NewBridge") dated November 1, 1999 wherein NewCom exchanged the note for $472,000 in receivables due from nine (9) unrelated corporations and individuals. Additionally, NewBridge and NewCom agreed to cross guarantees whereby NewBridge has agreed to guarantee that NewCom will collect a minimum of $472,000 on the substituted receivables or from liquidation of the collateral. Only one of the receivables bears an interest rate of 8% per annum. All are due on demand. During fiscal 2000, the Company collected $260,557 of the original $472,000 balance. The Company accrued interest of $5,786 and wrote-off as uncollectible $1,884. The balance due at December 31, 2000 was $215,345. During the six months ended June 30, 2001, the Company accrued $2,292 in interest and wrote-off as uncollectible $15,275. The balance at June 30, 2001 was $202,362 from unrelated companies and individuals. Management is currently evaluating the realizability of these receivables, largely based on the ability of NewBridge to satisfy its obligation to guarantee the receivables. NewBridge currently lacks sufficient liquid assets to satisfy these notes. The Company may, therefore, be required to accept in-kind consideration to satisfy the Company's receivables.

Effective October 6, 1999, NewCom entered into a note payable with David Lo, an officer and director of NewCom, in exchange for advances made to NewCom. The note, in the amount of $62,449, bears interest at 9.0% per annum, expires August 13, 2001 and is due on demand. In connection with this note, accrued interest of $2,156 has been recorded in the accompanying balance sheet as of December 31, 1999.

ITEM 8.     DESCRIPTION OF SECURITIES.

Common Stock

Pursuant to NewCom's Articles of Incorporation, the Board of Directors has authority to issue up to 100,000,000 shares of common stock, par value $0.001 per share. As of February 28, 2001, there were 15,500,000 shares issued and outstanding, one vote for each share held on all matters. Cumulative voting in elections of directors and all other matters brought before stockholders meetings, whether they are annual or special, is not provided for under NewCom's Articles of Incorporation or Bylaws. NewCom has not paid cash dividends on its common stock and does not intend to do so in the foreseeable future. NewCom intends to retain earnings, if any, to provide funds for its operations. Future dividend policy will be determined by the board of directors based upon conditions then existing including NewCom's earnings and financial condition, capital requirements and other relevant factors.


Preferred Stock

Pursuant to the NewCom's' Articles of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 25,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or specials rights and the qualifications, limitations of restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. There are no shares of preferred stock currently issued and outstanding. The Board of Directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of NewCom or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and other rights of the holders of common stock.

Issuance of Authorized, Unissued Stock

The Board of Directors has the authority to enter into transactions whereby large portions of the authorized, but unissued shares of either common or preferred stock will be issued. The amount of authorized common stock was created by management to secure the Joint Venture interests. Since the Joint Venture is no longer a merger candidate, the authorized, but unissued stock may be used to secure another merger candidate. However, the Board must seek shareholder approval in the event a change in control of NewCom would occur by the issuance of the shares. Also, in the event that NewCom becomes listed on a national stock exchange such as the American Stock Exchange, the Nasdaq Small Cap Market or the OTC Bulletin Board, NewCom may be required to obtain shareholder consent to effect these transactions. A large issuance of additional shares of the registrant would dilute the ownership interests of existing shareholders. Further, in the event that trading market develops for NewCom's shares, a large issuance of shares may cause NewCom's net income per share to materially decrease, which may decrease the market price of NewCom's common stock and decrease shareholder's abilities to sell their stock for a premium, if at all.

Penny Stock Regulations

The SEC has adopted special regulations referred to as the Penny Stock Reform Act which define securities that have a market price of less than $5 per share and that are not listed on a national exchange as "penny stock." These regulations subject all broker-dealer transactions involving such securities to the special penny stock rules set forth in Rule 15g-9 of the Securities Exchange Act of 1934. NewCom common stock will come within the definition of a penny stock. As a result, NewCom common stock will become subject to the penny stock rules and regulations.

These rules affect the ability of broker-dealers to sell our securities and may also affect the ability of purchasers to resell their shares. The penny stock rules also impose special sales practice requirements on broker-dealers who sell such securities to persons other than their established customers or accredited investors. These regulations require that, prior to a transaction in penny stock, broker-dealers must:

          - make a written determination that the penny stock is a suitable investment for the purchaser;
          -    receive the purchaser's written consent to the transaction;
          - deliver standardized risk disclosure documents that provide information about penny stock and the risks in the penny stock market; and
          -    provide information like current bid/offer quotations for the penny stock, compensation to be provided to the broker
          -    dealer and salesperson, and subsequent to the transaction, provide monthly accounting for penny stocks held in the
               customer's account and information on the limited market of penny stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

NewCom's Common Stock began trading on the Over-the-Counter Market Bulletin Board on October 15, 1998. On March 9, 2000, NewCom's common stock was delisted from the Bulletin Board and began trading on the NASDAQ "Pink Sheets." Under current rules and regulations as promulgated by the SEC and NASD, quotations on the OTC Bulletin Board are limited to the securities of issuers that make current filings pursuant to Sections 13 and 15(d) of the Securities Exchange Act of 1934. NewCom was a non-reporting company and as such, under these rules, was delisted from the Bulletin Board. NewCom is now filing its Form 10-SB to be in compliance with these rules and once such filing has been accepted, then NewCom will seek, through the NASD, to be listed on the Bulletin Board. The "Pink Sheets" trading market is limited and sporadic and should not be deemed to constitute an "established trading market."

Currently, Equitrade is a market maker for NewCom common stock; however, there have been no discussions with Equitrade or any other market makers regarding participation in a future trading market for NewCom's securities.

The following table sets forth the range of the bid and asked prices for the common stock during the periods indicated, and represents inter-dealer prices, which do not include retail mark-ups and mark-downs, or any commission to the broker-dealer, and may not necessarily represent actual transactions.

            Date                               Bid           Asked
------------------------------------       ---------     -------------
Quarter ending December 31, 2000           $  .10        $  1.00
Quarter ending September 30, 2000          $  .15        $  1.00
Quarter ending June 30, 2000               $  .13        $  1.25
Quarter ending March 31, 2000              $  .25        $  1.25
Quarter ending December 31, 1999           $ 3.60        $  8.80
Quarter ending September 30, 1999          $ 3.60        $  7.20
Quarter ending June 30, 1999               $ 3.20        $ 11.20
Quarter ending March 30, 1999              $ 1.20        $ 11.20

1.       Holders:
         -------

         The approximate number of holders of record of the common shares, as of February 28, 2001, was 26. None of the shareholders owns directly or indirectly five (5) percent or more of the outstanding stock.

2.       Dividends:
         ---------

         NewCom has not paid cash dividends on its common stock since its inception. At the present time, NewCom is a blank check company with no operations, and therefore, has no ability to pay dividends.

3. Shareholder Meetings:
   --------------------

         NewCom's shareholders held a meeting on March 31, 2000 and pursuant to that meeting and by majority vote of the outstanding common stock, agreed to change the name of the company from Phileo Management Company, Inc. to NewCom International Inc., to elect the current Board of Directors, to increase the authorized stock to include twenty-five million (25,000,000) shares of preferred stock, and to ratify the now defunct joint venture agreement.

ITEM 2.     LEGAL PROCEEDINGS.

NewCom is not and has not been a party to any legal proceedings, nor is NewCom aware of any disputes that may result in legal proceedings.

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
            ACCOUNTING AND FINANCIAL DISCLOSURE.

NewCom has had no changes in and/or disagreements with its accountants.


ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES.

On or about April 3, 1999, NewCom issued 9.5 million shares of its common stock for $0.10 per share to twenty unaffiliated individuals in exchange for 10% promissory notes totaling $950,000. On or about September 1, 1999, the notes were acquired by a third party, for $950,000 in cash. The notes acquired are secured by the 9.5 million shares of NewCom's common stock. Exemption from registration under the Securities Act of 1933 is claimed for the issuance of this common stock in reliance upon Regulation D, Rule 504 and Section 4(2) of the Act, which exempts transactions by an issuer not involving a public offering.

On October 1, 1999, NewCom entered into an Advisory and Management Agreement (the "Advisory Agreement") with NuVen. The Advisory Agreement was assigned to Newbridge in April 2000. Pursuant to the terms of the Advisory Agreement, NewCom is required to pay $3,500 per month, plus expenses, in exchange for Advisor's assistance in the formulation of possible acquisition strategies and the management of financial and general and administrative matters. Further, NewCom is required to pay a fee equal to 10% of the asset value or investment made in NewCom resulting from Advisor's efforts and a transaction fee of 5% of the proceeds received by NewCom in connection with the sale of its assets. NewBridge only earns the 10% Merger Fee as a result of its introduction of business opportunities to the Company. It is unlikely that another person or entity would receive a finder's fee due to the Advisor's role in seeking merger candidates and it In summary, the Advisory Agreement provides for (i) an Advisory Fee of $3,500 per month, (ii) a Merger Fee of 10% of the transaction value when NewCom completes a merger, acquisition or otherwise obtains an equity interest or interest as a creditor resulting from an introduction, and (iii) a Transaction Fee of 5% of the net proceeds received by NewCom from a sale of its assets.

In addition, NewCom granted a fully vested option to NuVen to purchase 500,000 shares of NewCom's common stock at $0.50 per share. NuVen was advised that the shares issued to it were "restricted securities" as defined by Rule 144 of the Act and agreed that it would not sell, transfer or otherwise dispose of the shares prior to registration except in compliance with the Act. NuVen represented that by reason of its knowledge and experience in financial and business matters in general, and investments in particular, it was capable of evaluating the merits and risks of the transaction and bearing the economic risks of an investment in the shares and fully understood the speculative nature of such securities and the possibility of loss. Exemption from registration under the Securities Act of 1933 is claimed for the issuance of these shares in reliance upon Section 4(2) of the Act, which exempts transactions by an issuer not involving a public offering, and Regulation D.

On October 6, 1999, NewCom entered into a note payable with David Lo, President of NewCom, in exchange for advances made to NewCom. The note, for the sum of $62,449, accrues interest at the rate of 9.0% per annum, expires August 13, 2001 and is due on demand. As of December 31, 2000, this note had accrued interest in the amount of $2,156. Exemption from registration under the Securities Act of 1933 is claimed for the issuance of this note in reliance upon Section 4(2) of the Act, which exempts transactions by an issuer not involving a public offering.

For each transaction listed above, NewCom claims exemption from the registration requirements of Nevada, under Nevada Revised Statute Section 90.530(11), because the facts of each transaction are as follows: the transaction was part of an issue in which (a) there were no more than twenty-five (25) purchasers in Nevada, other than financial or institutional investors or broker-dealers, during any twelve (12) consecutive months; (b) no general solicitation or general advertising is used in connection with the offer to sell or sale of the securities; (c) no commission or other similar compensation is paid or given, directly or indirectly, to a person, other than a broker-dealer licensed or not required to be licensed under this chapter, for soliciting a prospective purchaser in Nevada; and (d) one of the following conditions was satisfied: (1) the seller reasonably believed that all the purchasers in Nevada, other than financial or institutional investors or broker-dealers, were purchasing for investment; or (2) immediately before and immediately after the transaction, NewCom reasonably believed that its securities were held by fifty (50) or fewer beneficial owners, and the transaction was part of an aggregate offering that does not exceed five-hundred thousand dollars ($500,000) during any twelve (12) consecutive months. NewCom is not aware of any prohibitions on the initial offer and sale or any subsequent resale of securities of a shell corporation by the state of Nevada.

NewCom is a blank-check company with virtually no assets or revenues. It is the view of the Securities and Exchange Commission that, both before and after a business combination or transaction with an operating entity or other person, the promoters or affiliates of a blank-check company, as well as their transferees, are "underwriters" of the securities issued. Further, it is the view of the SEC that securities issued by a blank check company, such as NewCom, can only be resold through registration under the Securities Act unless there is an applicable exemption. Rule 144 would not be available for resale transactions in this situation.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Nevada law, a corporation may indemnify its officers, directors, employees and agents under certain circumstances, including indemnification of such person against liability under the Securities Act of 1933. A true and correct copy of
Section 78.7502 of Nevada Revised Statutes that addresses indemnification of officers, directors, employees and agents is attached hereto as Exhibit 99.1.

In addition, Section 78.037 of the Nevada Revised Statutes and NewCom's Articles of Incorporation and Bylaws provide that a director of this corporation shall not be personally liable to the corporation or its stockholders for monetary damages due to breach of fiduciary duty as a director except for liability (a) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (b) for the payments of distribution in violation of Nevada Revised Statute 78.300.

The effect of these provisions may be to eliminate the rights of NewCom and its stockholders (through stockholders' derivative suit on behalf of NewCom) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (a) and (b) of the preceding paragraph.

                                     PART II

The following financial statements are attached to this report and filed as a part thereof:

         Independent Auditors' Report.......................................F-2
         Balance Sheets.....................................................F-3
         Statements of Operations...........................................F-4
         Statements of Stockholder's Equity.................................F-5
         Statements of Cash Flows...........................................F-6
         Notes to Financial Statements......................................F-7

                                    PART III

Item 1. Index to Exhibits

3.1    Articles of Incorporation of AgriNet, Inc. (1)

3.1(a) Certificate of Amendment of Articles of Incorporation of AgriNet, Inc.(1)

3.1(b) Certificate of Amendment to Articles of Incorporation For Nevada Profit
       Corporations of Phileo Management Company, Inc.(1)

3.1(c) Amended and Restated Articles of Incorporation of NewCom International
       Inc.(1)

3.2    By-laws (1)

4.1    Form of Common Stock Certificate (1)

10.1 Advisory and Management Agreement between NuVen Advisors, LP and Phileo Management Company, Inc.(1)

10.2   Share Exchange Agreement (1)

10.3   Fee Agreement for Introduction Services (1)

10.4   Exchange Agreement (1)

10.5   Note Purchase Agreement (1)

10.6   Promissory Note with David Lo dated October 6, 1999 (2)

10.7 Share Exchange Agreement between Phileo Management Company Inc. and the shareholders of Guangzhou South China Fibre-Optic Network Engineering Co. Ltd. as of January 30, 1999 (3)

10.8 Note Purchase Agreement between NuVen Advisors Limited Partnership and Phileo Management Company Inc. dated September 1, 1999. (3)

23.1   Consent of Independent Auditors

99.1   Additional Exhibits Nevada Revised Statutesss.78.7502 (1)

       (1) Previously filed with NewCom's Form 10-SB, filed May 31, 2000, File No. 0-30727.

       (2) Previously filed with NewCom's Form 10-SB/A, filed March 26, 2001, File No. 0-30727.

       (3) Previously filed with NewCom's Form 10-SB/A, filed August 17, 2001, File No. 0-30727.

                                   SIGNATURES



         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, NewCom has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         NewCom International Inc.




Date:    November 13, 2001               By:   /s/ David Lo
                                         --------------------------------------
                                         David Lo, President, Director



                                         By:  /s/ David Lo
                                         --------------------------------------
                                         David Lo
                                         Principal Accounting Officer, Director

                            NEWCOM INTERNATIONAL INC.
                             (A blank-check company)

                          Index to Financial Statements





Description                                                                Page

Independent Auditors' Report................................................F-2

Balance Sheets as of June 30, 2001 (unaudited)
  and December 31, 2000.....................................................F-3

Statements of Operations for the Six Months Ended June 30, 2001
  (unaudited) and 2000 and the Years Ended December 31, 2000 and 1999,
  and for the Period from Inception, September 12, 1996 through
  December 31, 2000.........................................................F-4

Statements of Stockholders' Equity for the Period from Inception,
  September 12, 1996 through December 31, 1998, and for the Years
  Ended December 31, 2000 and 1999 and for the Six Months Ended
  June 30, 2001 (unaudited).................................................F-5

Statements of Cash Flows for the Six Months Ended June 30, 2001 and 2000
  (unaudited) and the Years Ended December 31, 2000 and 1999, and for the
  Period from Inception, September 12, 1996 through December 31, 2000.......F-6

Notes to Financial Statements...............................................F-7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
NewCom International Inc.
(A blank-check company)


We have audited the accompanying balance sheet of NewCom International Inc., a blank-check company (the "Company"), as of December 31, 2000, and the related statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 2000, and from the period from inception, September 12, 1996 through December 31, 2000. These financial statements are the responsibility of NewCom's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NewCom as of December 31, 2000, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2000, and for the period from inception, September 12, 1996, through December 31, 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that NewCom will continue as a going concern. As discussed in Note 1 to the financial statements, NewCom has no operations and limited liquid resources. Such matters raise substantial doubt about NewCom's ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                  /s/ McKennon Wilson & Morgan LLP
                                  ----------------------------------------------




Irvine, California
March 16, 2001

                            NEWCOM INTERNATIONAL INC.
                             (A blank-check company)
                                  Balance Sheet




                                                       June 30,
                                                         000        December 31,
                                                     (Unaudited)      2000
ASSETS
Current assets:
      Cash                                           $       964   $     1,340
      Prepaid expenses (Note 2)                           54,335       100,800
                                                     ------------  ------------
Total current assets                                      55,299       102,140
Notes receivable (Note 3)                                202,362       215,345
                                                     ------------  ------------
Total Assets                                         $   257,661   $   317,485
                                                     ============  ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
      Accounts payable and accrued expenses          $    92,278   $    95,128
      Note payable to related party (Note 6)              71,554        68,728
                                                     ------------  ------------
Total current liabilities                                163,832       163,856
                                                     ------------  ------------
Commitments (Note 5)
Stockholder's equity (Note 4):
      Preferred stock, $.001 par value; 25,000,000
         shares authorized; none outstanding                   -             -
      Common stock, $.001 par value;
         100,000,000 shares authorized;
         15,500,000 shares issued and outstanding         15,500        15,500
      Additional paid-in capital                       1,218,500     1,218,500
      Deficit accumulated as a blank-check company    (1,140,171)   (1,080,371)
                                                     ------------  ------------
Total stockholders' equity                                93,829        53,629
                                                     ------------  ------------
Total Liabilities and Stockholder's Equity           $   257,661   $   317,485
                                                     ============  ============









                 See accompanying notes to financial statements.

                            NEWCOM INTERNATIONAL INC.
                             (A blank-check company)
                            Statements of Operations


                                                                                        For the Period
                                                                                             from
                                                                                          Inception,
                                                                                         September 12,
                                       For the Six Months        For the Years Ended      1996 through
                                         Ended June 30,             December 31,         December 31,
                                        2001         2000        2000          1999         2000
                                          (unaudited)
                                    -----------  -----------  -----------  -----------  -------------
Operating expenses:
  Management and consulting fees    $   21,000   $   96,000   $  117,000   $   243,500  $    411,500
  General and administrative
   expenses                             22,991       42,109       75,315      131,270       206,585
                                    -----------  -----------  -----------  -----------  ------------
    Total operating expenses            43,991      138,109      192,315      374,770       618,085
                                    -----------  -----------  -----------  -----------  ------------
Operating loss                         (43,991)    (138,109)    (192,315)    (374,770)     (618,085)
Other expenses (income):
    Interest expense                     2,826       13,618       16,758        4,401        21,159
    Interest (income)                   (2,292)     (12,380)     (14,710)      (3,663)      (18,373)
    Write-off of receivables            15,275            -            -            -             -
    Write-off of acquisition costs           -            -      461,000            -       461,000
     Other (income)                          -            -       (1,500)           -        (1,500)
                                    -----------  -----------  -----------  -----------  ------------
      Total other expenses              15,809        1,238      461,548          738       462,286
                                    -----------  -----------  -----------  -----------  ------------
Net loss                            $  (59,800)  $ (139,347)  $ (653,863)  $ (375,508)  $(1,080,371)
                                    ===========  ===========  ===========  ===========  ============
Basic and diluted weighted average
    shares outstanding              15,500,000   15,500,000   15,500,000   13,125,000
                                    ===========  ===========  ===========  ===========
Basic and diluted loss per
    common share                    $    (0.00)  $    (0.01)  $    (0.04)  $    (0.03)
                                    ===========  ===========  ===========  ===========
















                 See accompanying notes to financial statements

                            NEWCOM INTERNATIONAL INC.
                             (A blank-check company)
                       Statements of Stockholders' Equity
                  For the Period from Inception, September 12,
                     1996 through December 31, 1998, For the
                     Years Ended December 31, 2000 and 2000
             and For the Six Months Ended June 30, 2001 (Unaudited)


                                                                     Deficit
                                                                   Accumulated
                                                        Additional     as a
                                        Common Stock      Paid-In   Blank-Check
                                     Shares     Amount    Capital    Company     Total
                                   ---------- --------- ---------- ----------- ---------
Initial capitalization              6,000,000 $   6,000 $   45,000 $        -  $  51,000
Net loss from Inception,
    September 12, 1996 through
    December 31, 1998                       -         -          -    (51,000)   (51,000)
                                   ---------- --------- ---------- ----------- ----------
Balances, at December 31, 1998      6,000,000     6,000     45,000    (51,000)         -
Issuance of common stock for cash
    at $0.10 per share              9,500,000     9,500    940,500          -    950,000
Value of stock options granted
   below FMV                                -         -    233,000          -    233,000
Net loss                                    -         -          -   (375,508)  (375,508)
                                   ---------- --------- ---------- ----------- ----------
Balances, at December 31, 1999     15,500,000    15,500  1,218,500   (426,508)   807,492
Net loss                                    -         -          -   (653,863)  (653,863)
                                   ---------- --------- ---------- ----------- ----------
Balances, at December 31, 2000     15,500,000 $  15,500  1,218,500 (1,080,371)   153,629
Net loss                                    -         -          -    (59,800)   (59,800)
                                   ---------- --------- ---------- ----------- ----------
Balances, at June 30, 2001         15,500,000 $  15,500 $1,218,500 $1,140,171) $  93,829
                                   ========== ========= ========== =========== ==========


















                 See accompanying notes to financial statements.

                            NEWCOM INTERNATIONAL INC.
                             (A blank-check company)
                            Statements of Cash Flows

                                           For the                                September 12,
                                       Six Months Ended     For the Years Ended   1996 through
                                            June 30,            December 31,      December 31,
                                        2001      2000       2000        1999         2000
                                     --------- ---------- ---------- ------------ ------------
                                          (Unaudited)

CASH FLOWS FROM
OPERATING ACTIVITIES:
Net loss                             $(59,800) $(139,347) $(653,863) $  (375,508) $(1,080,371)
Adjustment to reconcile net loss to
    net cash used in operating
    activities:
    Value of stock options granted
      below fair value                      -          -          -      233,000      233,000
    Write-off of receivables           15,275          -          -            -            -
    Write-off of acquisition costs          -          -    461,000            -      461,000
    Changes in operating assets
      and liabilities:
      Prepaid expenses                 46,465   (145,000)   (73,300)     (27,500)    (100,800)
      Other receivables                     -          -      1,884            -        1,884
      Accounts payable and accrued
        expenses                       (2,850)     8,912    (12,137)      96,765       84,628
                                     --------- ----------  --------- ------------ ------------
Net cash used in operating
     activities                          (910)  (275,435)  (276,416)     (73,243)    (400,659)
                                     --------- ---------- ---------- ------------ ------------
CASH FLOWS FROM
INVESTING ACTIVITIES:
   Increase in notes receivable        (2,292)    (3,456)    (5,786)    (472,000)    (477,786)
   Payments on notes receivable             -    260,557    260,557            -      260,557
   Fees paid on fibre-optic cable
      network investment                    -          -          -     (461,000)    (461,000)
   Redemption (Purchase) of
      certificate of deposit                -    465,000    465,000     (465,000)           -
                                     --------- ---------- ---------- ------------ ------------
Net cash provided (used) in
   investing activities                (2,992)   722,101    719,771   (1,398,000)    (678,229)
                                     --------- ---------- ---------- ------------ ------------
CASH FLOWS FROM
FINANCING ACTIVITIES:
   Initial capitalization                   -          -          -            -       51,000
   Issuance of common stock                 -          -          -      950,000      950,000
   Proceeds (payments) of  note
      payable                               -   (465,000)  (465,000)     465,000            -
   Advances from related party          2,826      3,139      6,279       72,949       79,228
                                     --------- ---------- ---------- ------------ ------------
Net cash (used) provided by
   financing activities                 2,826   (461,861)  (458,721)   1,487,949    1,080,228
                                     --------- ---------- ---------- ------------ ------------
   Net increase (decrease) in cash       (376)   (15,195)   (15,366)      16,706        1,340
Cash, beginning of period               1,340     16,706     16,706            -            -
                                     --------- ---------- ---------- ------------ ------------
Cash, end of period                  $    964  $   1,511  $   1,340  $    16,706  $     1,340
                                     ========= ========== ========== ============ ============
Cash paid during the period for:
   Interest                          $      -  $  13,799  $  13,799  $    2,247   $   16,046

                 See accompanying notes to financial statements.

                            NewCom International Inc.
                             (A blank-check company)
                          Notes to Financial Statements

Note 1.   Description of Business and Summary of Significant Accounting Policies

Description of Business

NewCom International Inc. (the "Company") was incorporated in Nevada in September 1996 under the name of AgriNet, Inc. In October 1996, NewCom amended its Articles of Incorporation to change its name to NewCom International Inc. Since its incorporation, NewCom has not conducted any significant operations.

NewCom's activities to date have focused primarily on incorporation activities and the identification of potential operating opportunities or acquisitions targets. Since NewCom has not yet commenced any principal operations and has not yet earned significant revenues, NewCom is considered to be a blank- check company.

Reverse Acquisition Accounting

The Company will account for its initial acquisition as a recapitalization of the acquiree in the event the acquiree obtains control. As a result, the Company will experience a change in reporting entity, and the historical assets, results of operations, and cash flows will be restated to those of the aquiree.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Per Share

NewCom discloses "basic" and "diluted" earnings (loss) per share. Basic earnings
(loss) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during each period. Diluted earnings
(loss) per share are similar to basic earnings (loss) per share except that the weighted average number of common shares outstanding is increased to reflect the dilutive effect of potential common shares, such as those issuable upon the exercise of stock options or warrants, and the conversion of preferred stock, as if they had been issued.

For the years ended December 31, 2000 and 1999, there is no difference between basic and diluted loss per common share since the effects of outstanding options to purchase 500,000 shares of common stock and since their effects are anti-dilutive.

                            NewCom International Inc.
                             (A blank-check company)
                    Notes to Financial Statements (Continued)


Note 1. Description of Business and Summary of Significant Accounting Policies (continued)

Acquisition Costs

NewCom accounts for costs incurred for its acquisitions as a portion of the purchase price with the costs being allocated to the fair value of the net assets acquired. During 1999, NewCom incurred $461,000 for costs incurred in connection with a proposed acquisition of certain assets consisting of a fibre-optic cable network in China. The acquisition was never completed, and accordingly, NewCom charged operations for these costs in the third quarter of 2000.

Income Taxes

NewCom accounts for income taxes using the "liability method." Accordingly, deferred tax assets and liabilities, are determined based on the difference between the financial statement and tax base of assets and liabilities using enacted tax rates in effect for the year in which temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that NewCom will not realize tax assets through future operations.

Accounting Standards

The Company classifies items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of a statement of financial position as required by SFAS No. 130, "Reporting Comprehensive Income." This Statement establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in an entity's financial statements.

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," issued by the FASB in 1997. This statement requires public enterprises to report financial and descriptive information about its reportable operating segments, and establishes standards for related disclosures about products and services, geographic areas, and major customers. As of June 30, 2000 and 1999, NewCom has no reportable operating segment.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends existing accounting standards and is effective for fiscal years beginning after June 15, 2000. SFAS 133 requires that all derivatives be recognized in the balance sheet at their fair market value, and the corresponding derivative gains or losses be either reported in the statement of operations or as a component of other comprehensive income depending on the type of hedge relationship that exists with respect to such derivative. NewCom does not expect the adoption of SFAS 133 to have a material impact on its financial statements.

                            NewCom International Inc.
                             (A blank-check company)
                    Notes to Financial Statements (Continued)


Note 1. Description of Business and Summary of Significant Accounting Policies (continued)

Recent Accounting Standards

In June 2001, the Financial Accounting Standards Board finalized Statements of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001, and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142 that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141. This method of accounting is not available for blank-check companies acquiring an operating company.

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 121. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001, to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. Management believes the adoption of SFAS 141 and SFAS 142 will have no impact its financial and results of operations.

The FASB issued Statement No. 143 "Accounting for Asset Retirement Obligations" establishes standards for the initial measurement and subsequent accounting for obligations associated with the sale, abandonment, or other type of disposal of long-lived tangible assets arising from the acquisition, construction, or development and/or normal operation of such assets. SFAS No. 143 is effective for years beginning after June 15, 2002, with earlier application encouraged. We do not expect a significant impact from adopting this pronouncement on our financial statements.

The FASB also recently issued Statement No. 144, Accounting for the Impairment or Disposal of Long- Lived Assets. Statement No. 144 supersedes Statement No. 121 to supply a single accounting approach for measuring impairment of long-lived assets, including segment of a business accounted for as a discontinued operation or those to be sold or disposed of other than by sale. We must adopt Statement No. 144 in 2002. We do not expect a significant impact from adopting this pronouncement on our financial statements.

                            NewCom International Inc.
                             (A blank-check company)
                    Notes to Financial Statements (Continued)


Note 1. Description of Business and Summary of Significant Accounting Policies (continued)

Going Concern and Management's Plans

NewCom has not commenced significant operations, and has limited liquid resources. Such matters raise substantial doubt about NewCom's ability to continue as a going concern. Management's plans with respect to these conditions are to continue collecting on its notes receivable, searching for additional sources of capital and new operating opportunities. The Company continues to seek investments in entities which increase shareholder value. In the interim, NewCom will continue operating with minimal overhead, and key administrative and management functions which will be provided by consultants. Accordingly, the accompanying financial statements have been presented under the assumption NewCom will continue as a going concern, and accordingly, no adjustments have been made to accompanying financial statements as a result of this uncertainty.

Note 2.   Prepaid Expenses

In May 2000, the Company paid NewBridge $258,000, of which $75,000 was for services rendered in preparation of its Form 10-SB and amendments with the Securities and Exchange Commission, among other services, and amounts due from NuVen and Newbridge totaling $82,200 for advisory fees and out of pocket expenses. Of such amount paid to Newbridge, $100,800 was accounted for as a prepaid expense at December 31, 2000 to be used for future fees and expenses. Management expects services to be rendered by December 31, 2001.

Note 3.   Notes Receivable

On September 1, 1999, NewCom entered into an agreement with an unaffiliated company, NuOasis International, Inc. ("NUOI"), which is a wholly-owned subsidiary of NuOasis Resorts, Inc. ("NuOasis") to acquire an 8%, note receivable of an unrelated party with a face value of $500,000, originally due March 1, 1999 for $472,000 cash. The note was secured by 500,000 shares of common stock of Oasis Resorts International, Inc. The issuer of the note subsequently filed for bankruptcy. NewCom entered into an agreement with NewBridge Capital, Inc. ("NewBridge") dated November 1, 1999 wherein NewCom exchanged the note for $472,000 in receivables due from nine (9) unrelated corporations and individuals. Additionally, NewBridge and NewCom agreed to cross guarantees whereby NewBridge has agreed to guarantee that NewCom will collect a minimum of $472,000 on the substituted receivables or from liquidation of the collateral. Only one of the receivables bears an interest rate of 8% per annum. All are due on demand. During fiscal 2000, the Company collected $260,557 of the original $472,000 balance. The Company accrued interest of $5,786 and wrote-off as uncollectible $1,884. The balance due at December 31, 2000 was $215,345. During the six months ended June 30, 2001, the Company accrued $2,292 in interest and wrote-off as uncollectible $15,275. The balance at June 30, 2001 was $202,362 from unrelated companies and individuals. Management is currently evaluating the realizability of these receivables, largely based on the ability of NewBridge to satisfy its obligation to guarantee the receivables. NewBridge currently lacks sufficient liquid assets to satisfy these notes. The Company may, therefore, be required to accept in-kind consideration to satisfy the Company's receivables.

                            NewCom International Inc.
                             (A blank-check company)
                    Notes to Financial Statements (Continued)


Note 4.   Commitments

Effective October 1, 1999, NewCom entered into an Advisory and Management Agreement (the "Agreement") with NuVen Advisors Limited Partnership ("NuVen" or the "Advisor"). In April 2000, the Agreement, and the amount due was assigned to NewBridge by NuVen. Pursuant to the terms of this agreement, NewCom is required to pay $3,500 per month, plus expenses, in exchange for Advisor's assistance in the formulation of possible acquisition strategies, and the management of financial and general and administrative matters. In addition, NewCom is required to pay a fee equal to 10% of the asset value or investment made in NewCom resulting from Advisor's efforts, and a transaction fee (as defined) equal to 5% of the proceeds received by NewCom in connection with a sale of its assets. In addition, NewCom granted a fully vested option to NuVen to purchase 500,000 shares of NewCom's common stock at $0.50 per share. In addition, NewCom granted a fully vested option to NuVen to purchase 500,000 shares of NewCom's common stock at $0.50 per share. Using the Black-Scholes model to value these options, using a volatility of 50%, an expected term of 5 years and a risk-free interest rate of 6.0%, NewCom valued these options at $233,000. Since these options are fully vested, such value was charged to operations for the year ended December 31, 1999. The Agreement has an initial term of five years, but shall be automatically extended on an annual basis, unless terminated by either party. No amounts were due to NewBridge at December 31, 2000 (see Note 2).

On December 28, 1999, NewCom entered into a note agreement with a bank totaling $465,000, interest at 5.87% per annum, due July 1, 2000, as amended. The note was satisfied in full during 2000 by a restricted certificate of deposit.

Note 5.   Stockholders' Equity

Common Stock

On or about April 3, 1999, NewCom issued 9.5 million shares of its common stock for $0.10 per share in exchange for 10% promissory notes totaling $950,000. The value of the Company's common stock was determined based on the intrinsic value as a blank-check company. On or about September 1, 1999, the notes were acquired by NuVen for $950,000 in cash. The notes acquired are secured by the 9.5 million shares of NewCom's common stock.

Preferred Stock

The Company has 25,000,000 shares of $.001 par value preferred stock authorized with none outstanding.

Note 6.   Related Party Transactions

Effective October 6, 1999, NewCom entered into a note payable with an officer of NewCom in exchange for advances made to NewCom. The note bears interest at 9.0% per annuum, expires two years from the date of the note and is due on demand. In connection with this note, accrued interest of $6,279 has been recorded in the accompanying balance sheet.

                            NewCom International Inc.
                             (A blank-check company)
                    Notes to Financial Statements (Continued)

Note 7.   Income Taxes

NewCom's net deferred tax assets at December 31, 2000, consist of net operating loss carryforwards amounting to approximately $1,072,000 each for federal and state tax purposes. At December 31, 2000, NewCom provided a 100% valuation allowance for these net operating loss carryforwards totaling approximately $364,000. During the years ended December 31, 2000 and 1999, NewCom's valuation allowance increased $219,000 and $128,000, respectively.

The difference between the tax benefit assuming a Federal rate of 34% and the nominal amount the recorded in the financial statements is the result of NewCom recording a 100% valuation allowance for its deferred tax assets.

As a result of changes in ownership, NewCom's use of net operating loss carryforwards may be limited by section 382 of the Internal Revenue Code until such net operating loss carryforwards expire. Deferred tax assets have been computed using the maximum expiration terms of 20 and five (5) years for federal and state tax purposes, respectively.